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                               March 12, 2021

       Gerome Daren Sapp
       Chief Executive Officer
       370 Markets LLC
       8545 W. Warm Springs Road, Ste A4 #192
       Las Vegas, NV 89113

                                                        Re: 370 Markets LLC
                                                            Amendment No. 2 to
                                                            Offering Statement
on Form 1-A
                                                            Filed March 9, 2021
                                                            File No. 024-11383

       Dear Mr. Sapp:

              We have reviewed your amended offering statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 2, 2021 letter.

       Amendment No. 2 to Offering Statement on Form 1-A

       Exhibits

   1. We note your response to comment 2. However, the operating agreement filed with your offering statement
still contains a jury trial waiver provision, and does not reflect that the that the exclusive
forum provision does not extend to federal securities law claims.
                                                        Therefore, please amend
your operating agreement to disclose, as you do in your offering circular, that the
exclusive forum provision does not extend to federal securities law claims. Please also
amend the disclosure in your offering circular to describe the jury trial waiver provision, and
amend your offering circular and exhibit to describe the extent to which it applies to
federal securities law claims, or remove the jury trial waiver provision
 Gerome Daren Sapp
370 Markets LLC
March 12, 2021
Page 2
         from your operating agreement, as you state in your response.

      Please contact Katherine Bagley at (202) 551-2545 or Dietrich King at
(202) 551-
8071 with any questions.



FirstName LastNameGerome Daren Sapp                          Sincerely,
Comapany Name370 Markets LLC
                                                             Division of
Corporation Finance
March 12, 2021 Page 2                                        Office of Trade &
Services
FirstName LastName